 Exhibit 99.3

POINTS INTERNATIONAL LTD.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Expressed in United States dollars)

POINTS INTERNATIONAL LTD.
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars)

		(Note 1)
	September 30,	December 31,
AS AT	2009	2008
ASSETS
CURRENT
Cash and cash equivalents	$27,144,314	$22,854,494
Funds receivable from payment processors	3,075,540	5,065,722
Short-term investments	878,335	791,880
Security deposits	2,417,676	2,249,582
Accounts receivable	1,364,502	2,447,525
Future income tax assets	479,000	600,815
Current portion of deferred costs	249,653	246,772
Prepaid and sundry assets	678,189	1,548,329
	36,287,209	35,805,119
PROPERTY AND EQUIPMENT	764,476	808,648
INTANGIBLE ASSETS	1,335,774	997,716
GOODWILL	4,204,755	4,204,755
DEFERRED COSTS	84,673	146,391
OTHER ASSETS	1,076,912	751,843
	7,466,590	6,909,353
	$43,753,799	$42,714,472
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$2,467,596	$3,217,409
Current portion of deferred revenue	817,202	1,087,059
Payable to loyalty program partners	29,351,228	25,966,589
	32,636,026	30,271,057
DEFERRED REVENUE	268,872	259,220
	32,904,898	30,530,277
SHAREHOLDERS’ EQUITY
ACCUMULATED OTHER COMPREHENSIVE LOSS	(2,566,230)	(2,566,230)
ACCUMULATED DEFICIT	(51,362,458)	(49,527,082)
	(53,928,688)	(52,093,312)
CAPITAL STOCK	56,662,421	56,662,421
CONTRIBUTED SURPLUS (Note 7)	8,115,168	7,615,086
	10,848,901	12,184,195
	$43,753,799	$42,714,472

APPROVED ON BEHALF OF THE BOARD:

Director	_________________________________

Director	_________________________________

See Accompanying Notes

POINTS INTERNATIONAL LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in United States dollars)

FOR THE PERIODS ENDED SEPTEMBER 30,	Three Month Period		Nine Month Period
		(Note 1)		(Note 1)
	2009	2008	2009	2008
REVENUE
Principal	$18,886,179	$18,304,129	$57,885,436	$45,770,758
Commission	1,840,994	1,871,845	5,267,048	7,419,888
Interest	4,925	208,376	49,943	704,280
	20,732,098	20,384,350	63,202,427	53,894,926
GENERAL AND ADMINISTRATION EXPENSES
Direct cost of principal revenue	16,393,009	15,957,294	50,749,186	38,858,455
Employment costs	2,537,551	2,880,473	7,993,566	8,280,872
Processing fees and related charges	582,103	716,476	1,776,938	2,313,657
Marketing and communications	327,724	395,892	1,058,722	961,202
Technology services	253,129	243,556	694,880	683,906
Amortization of property and equipment	92,800	175,032	267,259	404,833
Amortization of intangible assets	107,618	171,889	282,016	441,842
Amortization of deferred costs	-	82,333	1,629	323,053
Foreign exchange (gain) loss	(69,773)	390,932	(238,474)	(684,592)
Operating expenses	566,477	733,321	2,002,572	2,281,932
Restructuring charges (Note 10)	331,997	-	331,997	-
	21,122,635	21,747,198	64,920,291	53,865,160
OPERATING (LOSS) INCOME – before undernoted	(390,537)	(1,362,848)	(1,717,864)	29,766
OTHER (INCOME) EXPENSES
Interest on preferred shares	-	-	-	516,577
Interest and other (income) charges	(28,340)	10,139	(4,303)	40,932
	(28,340)	10,139	(4,303)	557,509
LOSS BEFORE INCOME TAXES	(362,197)	(1,372,987)	(1,713,561)	(527,743)
(Recovery) provision for future income taxes	(97,000)	-	121,815	-
NET LOSS	$(265,197)	$(1,372,987)	$(1,835,376)	$(527,743)
LOSS PER SHARE (Note 3)
Basic	($0.00)	($0.01)	($0.01)	($0.00)
Diluted	($0.00)	($0.01)	($0.01)	($0.00)
DEFICIT – Beginning of period	$(51,097,261)	$(45,126,800)	$(49,527,082)	$(45,972,044)
Net loss for the period	(265,197)	(1,372,987)	(1,835,376)	(527,743)
DEFICIT – End of period	$(51,362,458)	$(46,499,787)	$(51,362,458)	$(46,499,787)

See Accompanying Notes

POINTS INTERNATIONAL LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
AND ACCUMULATED OTHER COMPREHENSIVE LOSS
(Expressed in United States dollars)

FOR THE PERIODS ENDED SEPTEMBER 30,	Three Month Period		Nine Month Period
		(Note 1)		(Note 1)
	2009	2008	2009	2008
COMPREHENSIVE LOSS
Net loss for the period	$(265,197)	$(1,372,987)	$(1,835,376)	$(527,743)
Comprehensive loss	$(265,197)	$(1,372,987)	$(1,835,376)	$(527,743)
ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance – Beginning of period	$(2,566,230)	$(2,566,230)	$(2,566,230)	$(2,566,230)
Balance – End of period	$(2,566,230)	$(2,566,230)	$(2,566,230)	$(2,566,230)

See Accompanying Notes

POINTS INTERNATIONAL LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

FOR THE PERIODS ENDED SEPTEMBER 30,	Three Month Period		Nine Month Period
		(Note 1)		(Note 1)
	2009	2008	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(265,197)	$(1,372,987)	$(1,835,376)	$(527,743)
Items not affecting cash
Amortization of property and equipment	92,800	175,032	267,259	404,833
Amortization of intangible assets	107,618	171,889	282,016	441,842
Amortization of deferred costs	-	82,333	1,629	323,053
Future income taxes (recovery)	(97,000)	-	121,815	-
Unrealized foreign exchange (gain) loss	(81,178)	154,252	(493,488)	(808,094)
Employee stock option expense	176,349	166,692	500,082	494,055
Interest on Series Two and Four Preferred Shares	-	-	-	516,577
Changes in non-cash balances related to operations (Note 8)	3,939,367	(4,222,713)	5,882,011	1,708,917
CASH FLOWS PROVIDED (USED IN) BY OPERATING ACTIVITIES	3,872,759	(4,845,502)	4,725,948	2,553,440
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment	(13,610)	(291,856)	(223,087)	(439,496)
Additions to intangible assets	(442,815)	(61,168)	(620,074)	(279,109)
Sale of short-term investments	-	3,932,702	-	11,470,605
Purchase of short-term investments	-	-	-	(4,975,494)
CASH FLOWS (USED IN) PROVIDED BY INVESTING ACTIVITIES	(456,425)	3,579,678	(843,161)	5,776,506
CASH FLOWS FROM FINANCING ACTIVITIES
Loan repayments	-	-	-	(5,927)
Share issuance on capital transaction	-	(106,980)	-	1,692,061
Issuance of capital stock on exercise of stock options and warrants	-	7,662	-	269,673
CASH FLOWS (USED IN) PROVIDED BY FINANCING ACTIVITIES	-	(99,318)	-	1,955,807
EFFECT OF EXCHANGE RATE CHANGES ON CASH HELD IN FOREIGN CURRENCY	34,418	(138,672)	407,033	(28,807)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,450,752	(1,503,814)	4,289,820	10,256,946
CASH AND CASH EQUIVALENTS (Note 8)
– Beginning of the period	23,693,562	33,296,738	22,854,494	21,535,978
CASH AND CASH EQUIVALENTS (Note 8)
– End of the period	$27,144,314	$31,792,924	$27,144,314	$31,792,924
Supplemental Information
Interest received	$7,350	$258,126	$64,520	$702,031
Interest paid	$4,763	$378	$8,325	$1,542

See Accompanying Notes

POINTS INTERNATIONAL LTD.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(Expressed in United States dollars)

The unaudited interim consolidated financial statements of Points International Ltd. (the “Corporation”) have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using accounting policies consistent with those used in the preparation of the audited consolidated financial statements for the year ended December 31, 2008, except as described in Note 1 below. These interim consolidated financial statements do not contain all the annual disclosures required by GAAP and, accordingly, should be read in conjunction with the Corporation’s audited consolidated financial statements including the notes thereto for the year ended December 31, 2008, as outlined in the Corporation’s 2008 Annual Report. Note disclosures have been presented for material updates to the information previously reported in the annual audited consolidated financial statements. The Corporation’s operations are moderately influenced by seasonality. Historically, revenues are highest in the fourth quarter in each year as redemption volumes typically peak at this time. During July and August, the Corporation experiences a slight decline in activity on the majority of its products as fewer consumers are online transacting miles and points.

1.	ADOPTION OF NEW ACCOUNTING POLICIES

Goodwill and Intangible Assets

Effective January 1, 2009, the Corporation adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, “Goodwill and Intangible Assets”, which replaced Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs.” The new Section establishes standards for the recognition, measurement, presentation, and disclosure of goodwill and intangible assets, provides more specific guidance on the recognition of internally developed intangible assets, and requires that research and development expenditures be evaluated against the same criteria as expenditures for intangible assets.

As a result of adopting Section 3064, the Corporation reclassified $517,932 of website development costs as at January 1, 2009 and December 31, 2008 from “Property and equipment” to “Intangible assets” on the consolidated balance sheets. Corresponding amortization expense of $139,297 for the three months ended September 30, 2008 and $346,212 for the nine months ended September 30, 2008 has been reclassified from “Amortization of property and equipment” to “Amortization of intangible assets” on the consolidated statements of operations and deficit.

Financial Statement Concepts

Effective January 1, 2009, the Corporation adopted CICA Handbook Section 1000, “Financial Statement Concepts.” This amended Section removes references to the recognition of assets and liabilities solely on the basis of matching net income items and clarifies the timing of expense recognition and the creation of an asset. The amendment to this standard did not have a material impact on the financial position or earnings of the Corporation.

6.

POINTS INTERNATIONAL LTD.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(Expressed in United States dollars)

Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA’s Emerging Issue Committee (“EIC") issued abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Liabilities,” which requires entities to take both counterparty credit risk and their own credit risk into account when measuring the fair value of financial assets and liabilities, including derivatives. EIC-173 is effective for interim and annual periods ending on or after January 20, 2009. Upon adoption, there was no impact on the financial statements.

Financial Instruments

In June 2009, the CICA issued amendments to Handbook Section 3862, “Financial Instruments – Disclosures,” to include additional disclosure requirements around fair value measurement for financial instruments and liquidity risk associated with financial instruments. The amendments will be effective for annual financial statements for fiscal years ending after September 30, 2009. The Corporation will include these additional disclosures in its annual financial statements for the year ending December 31, 2009.

2.	Future Accounting Changes

Harmonization of Canadian and International Standards

In February 2008, the Accounting Standards Board ("AcSB") of the CICA confirmed that Canadian GAAP for publicly accountable enterprises will be converged with International Financial Reporting Standards (“IFRS”) effective in the calendar year 2011 and will require restatement of the comparative figures. The conversion to IFRS will be required, for the Corporation, for interim and annual financial statements beginning on January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures. In the period leading up to the conversion, the AcSB will continue to issue accounting standards that are converged with IFRS such as International Accounting Standard (“IAS”) 2, “Inventories” and IAS 38, “Intangible Assets,” thus mitigating some of the impact of adopting IFRS at the mandatory transition date. The Corporation continues to monitor changes arising from this convergence.

Business Combinations

In January 2009, the CICA issued new Handbook Section 1582, “Business Combinations.” Section 1582 will be converged with IFRS 3, “Business Combinations” and replaces Handbook Section 1581, “Business Combinations.” Section 1582 establishes the standards for the measurement of a business combination and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This Section is effective for business combinations for which the acquisition date is on or after January 1, 2011. The Corporation may elect to early adopt this Section and if so, will be required to early adopt Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-controlling Interests.”

Consolidated Financial Statements

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements,” which replaces Handbook Section 1600, “Consolidated Financial Statements” other than the standards relating to non-controlling interests. The Section establishes the standards for preparing consolidated financial statements and is effective for fiscal years beginning on or after January 1, 2011. The Corporation may elect to early adopt this Section and if so, will be required to early adopt Section 1582, “Business Combinations” and Section 1602, “Non-controlling Interests.”

7.

POINTS INTERNATIONAL LTD.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(Expressed in United States dollars)

Non-controlling Interests

In January 2009, the CICA issued new Handbook Section 1602, “Non-controlling Interests,” which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This standard is effective for fiscal years beginning on or after January 1, 2011. The Corporation may elect to early adopt this Section and if so, will be required to early adopt Section 1582, “Business Combinations” and Section 1601, “Consolidated Financial Statements.”

3.	LOSS PER SHARE

Weighted average number of shares outstanding

For the three months ended September 30,	2009	2008
Average number of common shares outstanding	149,820,940	149,818,333
Effect of dilutive securities	-	176,893
Average diluted number of common shares outstanding	149,820,940	149,995,226
For the nine months ended September 30,	2009	2008
Average number of common shares outstanding	149,820,940	132,209,780
Effect of dilutive securities	-	19,954,733
Average diluted number of common shares outstanding	149,820,940	152,164,513

a)	Basic loss per share

Loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period.

b)	Diluted loss per share

Diluted loss per share represents what the loss per share would be if instruments convertible into common shares had been converted at the beginning of the period.

Convertible Preferred Shares

In determining diluted loss per share, net income available to common shareholders is increased by the amount of interest accrued on the convertible preferred shares as this interest expense would not have been incurred if the shares had been converted at the beginning of the period. Similarly, the average number of common shares outstanding is increased by the number of shares that would have been issued had the conversion taken place at the beginning of the period.

8.

POINTS INTERNATIONAL LTD.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(Expressed in United States dollars)

Employee Stock Options

In determining diluted loss per share, the average number of common shares outstanding is increased by the number of shares that would have been issued if all stock options with a strike price below the average share price for the period had been exercised at the beginning of the period, or at the time of issuance, if later. The average number of common shares outstanding is also decreased by the number of common shares that could have been repurchased if using the proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period. Stock options with a strike price above the average share price for the period are not adjusted because including them would be anti-dilutive.

For the three months and nine months ended September 30, 2009, the diluted loss per share is equal to the basic loss per share as the effect of options was anti-dilutive.

4.	SEGMENTED INFORMATION

a) Reportable Segments

The Corporation has only one operating segment, the portfolio of operating solutions to the loyalty program industry in each of 2009 and 2008 whose operating results were regularly reviewed by the Corporation’s chief operating decision maker and for which complete and discrete financial information is available.

b) Enterprise-wide disclosures – Geographic information

For the three months ended September 30, 2009, $17,046,393, representing 82% of the Corporation’s revenue, was generated in the United States ($19,779,265, representing 97%, for the three months ended September 30, 2008).

For the nine months ended September 30, 2009, $58,108,420, representing 92% of the Corporation’s revenue, was generated in the United States ($52,146,970, representing 97%, for the six months ended June 30, 2008).

The remaining revenues in all periods were generated in Canada, Europe, and Asia.

As at September 30, 2009 and December 31, 2008, substantially all of the Corporation’s assets were in Canada.

9.

POINTS INTERNATIONAL LTD.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(Expressed in United States dollars)

5.	MAJOR CUSTOMERS

For the three month period ended September 30, 2009, there were three customers who individually represented more than 10% of the Corporation’s total revenue. In aggregate, these three customers represented approximately 84% (2008 – 84%) of the Corporation’s revenues. In addition, as at September 30, 2009, 41% (September 30, 2008 – 64%) of the Corporation’s amounts payable to loyalty program partners are due to these customers.

For the nine month period ended September 30, 2009, two customers represented approximately 79% (2008 – three customers represented approximately 82%) of the Corporation’s total revenue.

On August 12, 2009, the Corporation agreed to a restructured relationship with one of its key loyalty program partners. In connection with the restructured relationship, the partner is repatriating some services that were provided by the Corporation. This repatriation was effective on October 1, 2009 and will have a material adverse impact on the Corporation’s revenue.

On an annualized basis, the programs effected by this restructuring represented approximately 60% of the Corporation’s revenues for the year ended December 31, 2008 (2007 – approximately 40%). For the three and nine month periods ended September 30, 2009, these programs represented approximately 50% and 60%, respectively, (2008 – approximately 60% for the three and nine month periods ended September 30, 2008) of the Corporation’s revenue. In addition, as at September 30, 2009, the programs effected by this restructuring represented approximately 30% of cash and cash equivalents (December 31, 2008 – approximately 30%) and approximately 30% of amounts payable to loyalty program partners (December 31, 2008 – approximately 30%).

6.	STOCK OPTIONS

In accordance with the requirements of the CICA Handbook, the Corporation expenses costs of all option grants on or after January 1, 2003. The fair values of the options granted in the three and nine months ended September 30, 2009 and 2008 were calculated using the Black-Scholes option pricing model using the following weighted average assumptions:

For the periods ended	Three month		Nine month
September 30	period		period
	2009	2008	2009	2008
Dividend yield	0%	0%	0%	0%
Risk free rate	2.60%	2.90%	2.20%	3.55%
Expected volatility	79.23%	57.08%	68.92%	56.11%
Expected life of options in years	3	3	3	3

The cost of stock options is included in general and administration expenses as follows:

10.

POINTS INTERNATIONAL LTD.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(Expressed in United States dollars)

	For the periods ended September 30
	Three month period		Nine month period
	2009	2008	2009	2008

Employee stock option expense	$176,349	$166,692	$500,082	$494,055

During the three month period ended September 30, 2009, 366,089 options were issued and 317,633 options previously granted were forfeited or expired (three month period ended September 30, 2008 - 342,500 options were issued and 15,000 options previously granted were forfeited or expired).

During the nine month period ended September 30, 2009, 1,864,540 options were issued and 586,507 options previously granted were forfeited or expired (nine month period ended September 30, 2008 – 1,423,334 options were issued and 79,980 options previously granted were forfeited or expired).

	Number of	Weighted average
	Options	exercise price (CAD$)
Balance January 1, 2009	8,494,298	$1.25
Granted	1,864,540	0.44
Exercised	-	-
Expired	(396,374)	1.23
Forfeited	(190,133)	0.96
Balance September 30, 2009	9,772,331	$1.10
Exercisable at September 30, 2009	4,419,977	$1.19
Options available to grant	1,415,351	n/a

7.	CONTRIBUTED SURPLUS

The changes in contributed surplus are as follows:

Contributed surplus – December 31, 2007	$6,433,303
Employee stock option expense	647,942
Fair value of stock options exercised	(53,039)
Share surrender and cancellation (i)	586,880
Contributed surplus – December 31, 2008	7,615,086
Employee stock option expense	500,082
Contributed surplus – September 30, 2009	$8,115,168

(i) On June 11, 2008, a shareholder surrendered 1,591,322 common shares back to the Corporation for cancellation.

8.	STATEMENT OF CASH FLOWS

	a)	Changes in non-cash balances related to operations are as follows:

11.

POINTS INTERNATIONAL LTD.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(Expressed in United States dollars)

For the periods ended September 30	Three month period		Nine month period
	2009	2008	2009	2008

(Increase) decrease in security deposits	$(233,710)	$25,264	$(168,094)	$(482,107)
(Increase) decrease in funds receivable from payment processors	(340,622)	400,280	1,990,182	2,224,430
Decrease in accounts receivable	190,650	584,966	1,083,023	1,700,877
(Increase) decrease in deferred costs	(81,823)	(27,689)	57,208	(999)
Decrease in prepaid and sundry assets	501,916	133,199	870,140	221,077
Increase in other assets	(358,810)	-	(325,069)	-
Increase (decrease) in accounts payable and accrued liabilities	801,510	82,185	(749,813)	(568,522)
(Decrease) increase in deferred revenue	(134,358)	159,953	(260,205)	(550,802)
Increase (decrease) in payable to loyalty program partners	3,594,614	(5,580,871)	3,384,639	(835,037)
	$3,939,367	$(4,222,713)	$5,882,011	$1,708,917

b)	Cash and cash equivalents consist of:

	September 30,	December 31,	September 30,
	2009	2008	2008

Cash	$27,144,314	$22,854,494	$7,304,243
Term Deposits	-	-	24,488,681
	$27,144,314	$22,854,494	$31,792,924

9.	FINANCIAL INSTRUMENTS

The fair values of short-term financial assets and liabilities, including cash and cash equivalents, funds receivable from payment processors, short-term investments, security deposits, accounts receivable, accounts payable and accrued liabilities and payable to loyalty program partners, as presented in the balance sheet approximate their carrying amounts due to the short period to maturity of these financial instruments.

The Corporation has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, as disclosed below. However, considerable judgment can be required to develop certain of these estimates. Accordingly, these estimated values are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of each class of financial instruments are discussed below.

12.

POINTS INTERNATIONAL LTD.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(Expressed in United States dollars)

Fair value is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair value is determined by reference to quoted bid or ask prices, as appropriate, in the most advantageous active market for that instrument to which the Corporation has immediate access. When bid and ask prices are unavailable, the Corporation uses the closing price of the most recent transaction of that instrument. In the absence of an active market, the Corporation would determine fair value based on internal or external valuation models, such as option-pricing models, and discounted cash flow analysis, using observable market-based inputs.

Credit risk

The Corporation’s cash and cash equivalents and short-term investments are subject to credit risk. The Corporation holds guaranteed investment certificates, as per its practice of protecting its capital rather than maximizing investment yield. The Corporation manages credit risk by investing in cash equivalents, term deposits and short-term investments rated as A or R1 or above.

The Corporation, in the normal course of business, is exposed to credit risk from its customers and the accounts receivable are subject to normal industry risks. The majority of the Corporation’s customers are loyalty program operators. The Corporation usually provides various ecommerce services to these loyalty program operators which normally results in an amount payable to the loyalty program operator in excess of the amount held in accounts receivable. The Corporation also manages and analyzes its accounts receivable on an ongoing basis which means the Corporation’s exposure to bad debts is not significant.

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	September 30,	December 31,
	2009	2008

Total accounts receivable	$1,417,125	$2,510,781
Less: allowance for doubtful accounts	(52,623)	(63,256)
Total accounts receivable, net	$1,364,502	$2,447,525

Of which:

13.

POINTS INTERNATIONAL LTD.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(Expressed in United States dollars)

	September 30,	December 31,
	2009	2008
Not past due	$1,022,318	$2,061,994
Past due for more than 31 days but no more than 60 days	128,676	163,262
Past due for more than 61 days but no more than 90 days	34,647	104,530
Past due for more than 91 days but no more than 120 days	63,725	14,345
Past due for more than 120 days	167,759	166,650
Less: Allowance for doubtful accounts	(52,623)	(63,256)
Total accounts receivable, net	$1,364,502	$2,447,525

Allowance for Doubtful Accounts

Changes in the allowance for doubtful accounts are as follows:

For the periods ended September 30, 2009	Three month	Nine month
	period	period

Balance, beginning of period	$61,744	$63,256
Provision for doubtful accounts	(149)	3,939
Bad debts written off, net of recoveries, and other	(8,972)	(14,572)
Balance, end of period	$52,623	$52,623

The provision for doubtful accounts has been included in operating expenses in the consolidated statements of operations and deficit, and is net of any recoveries of amounts that were provided for in a prior period.

Interest rate risk

The Corporation does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on the investments, owing to the short-term nature of the investments.

Currency risk

The Corporation has customers and suppliers that transact in currencies other than the US dollar which give rise to a risk that earnings and cash flows may be adversely affected by fluctuations in foreign currency exchange rates. The Corporation is primarily exposed to the Canadian dollar. The Corporation currently does not use financial instruments to hedge these risks.

The Corporation holds balances in foreign currencies that give rise to exposure to foreign exchange risk. In general and strictly relating to the foreign exchange (“FX”) gain of translating certain non-US dollar balance sheet accounts, a strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain. Sensitivity to a +/- 10% movement in all currencies held by the Corporation versus the US dollar would affect the Corporation’s loss and other comprehensive loss by $0.1 million.

14.

POINTS INTERNATIONAL LTD.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(Expressed in United States dollars)

Balances denominated in foreign currencies that are considered financial instruments are as follows:

As of September 30, 2009	USD Total	CAD	GBP	EUR	CHF
FX Rates used to translate to USD		0.9211	1.5922	1.4592	0.9659
Financial assets (in thousands of dollars)
Cash and cash equivalents	$27,144	76	1,399	1,857	34
Funds receivable from payment processor	3,076	-	296	359	5
Short-term investments	878	841	-	-	-
Security deposits	2,418	-	32	101	1
Accounts receivable	1,365	72	133	-	-
	$34,881	CAD 989	GBP 1,860	EUR 2,317	CHF 40
Financial liabilities
Accounts payable and accrued liabilities	$2,468	1,371	142	2	-
Payable to loyalty program partners	29,351	-	1,145	2,136	16
	$31,819	CAD 1,371	GBP 1,287	EUR 2,138	CHF 16

10.	RESTRUCTURING CHARGES

During the third quarter of 2009, the Corporation undertook a restructuring of its operating expenses in anticipation of expected efficiencies it will achieve from its new technology platform. Under the restructuring, the Corporation reduced the number of full-time equivalents by approximately 20%, which included both employees and contractors. Accordingly, the Corporation incurred restructuring charges of $331,997 composed of employee severance and benefit arrangements. During the three months ended September 30, 2009, the Corporation paid $95,776 in severance costs. Included in accrued liabilities is the unpaid amount related to severance of $247,865 which will be fully paid at the end of the third quarter of 2010.

15.